FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on February 2,  2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Delivers Dry Bulk Vessels to New Owners Becoming a “Pure Play” Product Tanker Company

Piraeus, Greece, February 2, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has delivered the dry bulk vessels “Ekavi I” and the “Electra I” on January 3, 2007 and January 25, 2007, respectively, to their new owners.  Omega announced on September 22, 2006 that it had entered into an agreement to sell the “Ekavi I” and “Electra I”, which had operated in Omega’s fleet for the entire fourth quarter of 2006 and part of January, 2007, to unrelated third parties.  Omega realized a total gross  consideration of  $82.5 million.

The Company believes that the sale of these vessels will enable it to enhance shareholder value, with Omega Navigation becoming the only “pure play” product tanker company listed in the U.S.  In addition, the Company plans to use a portion of the proceeds from the sale of these vessels to make further investments in the product tanker sector, which the Company believes currently offers strong fundamentals relative to other shipping sectors.  It may also use a portion of the proceeds for general corporate purposes.  The Company plans to continue its business strategy of expanding its double hull product tanker fleet through selective and accretive vessel acquisitions.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of six product tankers. The current fleet includes 6 double hull product tankers with a total cargo-carrying capacity of 366,358 dwt.  All six product tankers are chartered out on 3 year period time charters. Furthermore, the Company has or had options to acquire four additional double hull Ice Class 1A product carriers currently under construction and are expected to be available for delivery between March 2007 and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 2, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer